EXHIBIT 99.1

POET Technologies Announces Special Meeting of Shareholders

TORONTO, Jan. 12, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, announces its intention to hold a Special Meeting of Shareholders on Friday, February 19, 2021.  The Company has set the Record Date for the Special Meeting at January 19, 2021.

The purpose of the Special Meeting is to seek authorization from the Company’s shareholders to enable the Board of Directors, within its sole discretion, to consolidate the Company's issued and outstanding common shares on the basis of a ratio to be determined from within a range of ratios that will be proposed at the Special Meeting.  Additional information, including the time and instructions for virtually accessing and voting at the Special Meeting will be provided at a later date.

The decision to seek authorization from the Shareholders for a share consolidation was taken by the Board of Directors after careful consideration of a number of factors, including access to US institutional investors, prospective broadening of US-based investor interest in the Company, and if required, the structuring of potential future financings. In addition, the Board of Directors is of the opinion that the reduced number of Common Shares may better position the Company for a potential future listing on a senior stock exchange.

The ratio determined for any consolidation, if implemented, will be applied to all shareholdings equally. Securities convertible or exercisable for Common Shares that are outstanding on the effective date of the consolidation will be adjusted to give effect to the consolidation (as applicable) in accordance with their terms. No fractional Common Shares would be issued as a result of the consolidation. All fractions of post-consolidation Common Shares would be rounded down to the nearest whole number. The exact number of Common Shares outstanding after the consolidation will vary based on the elimination of fractional shares.

The authority of the Board to consolidate the shares in its sole discretion is conditional upon the prior approval of the Company's shareholders and the TSX Venture Exchange (the "TSXV"). If approved by the Company's shareholders and the TSXV, the consolidation would take place upon a decision by the Company’s Board of Directors within the proposed range agreed to by the shareholders following approval. Specific details will be provided by the Company at a later date. A Management Information Circular for the upcoming Special Meeting will be mailed to shareholders and filed by the Company on SEDAR.

The Company also reported that its Total Shares Outstanding increased in recent weeks to 303,875,813 as a result of convertible debenture conversions, warrant and stock option exercises which added approximately C$3,680,000 (US$2,875,000) to the Company’s cash balance.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi‐chip module using advanced wafer‐level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor‐intensive assembly, alignment, burn‐in and testing methods employed in conventional photonics. The cost‐efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high‐speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet‐technologies.com.

Shareholder Contact:	Company Contact:
Shelton Group	Thomas R. Mika, EVP & CFO
Brett L. Perry	tm@poet‐technologies.com
sheltonir@sheltongroup.com

This news release contains "forward‐looking information" (within the meaning of applicable Canadian securities laws) and "forward‐looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the consolidation.

Such forward‐looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations with respect to the consolidation. Actual results could differ materially due to a number of factors, including, without limitation, the ability of the Company to obtain necessary approvals to complete the consolidation or to satisfy the requirements of the TSXV with respect to the consolidation. Although the Company believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward‐looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward‐looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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